UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 333-197114

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

First Bancorp Employees’ 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp
205 SE Broad Street
Southern Pines, NC 28387

First Bancorp Employees’ 401(k) Savings Plan
INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025	5

Notes to the Financial Statements	6

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit Index	14

* All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administration
First Bancorp Employees’ 401(k) Savings Plan
Southern Pines, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Bancorp Employees’ 401(k) Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of First Bancorp Employees’ 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2025.

New York, New York

June 17, 2026

First Bancorp Employees' 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value	$183,746,713	$160,958,982

Notes receivable from participants	3,254,429	3,196,641
Total assets	187,001,142	164,155,623

Net assets available for benefits	$187,001,142	$164,155,623

See Accompanying Notes to Financial Statements

First Bancorp Employees' 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2025

Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$20,506,907
Dividends and interest	6,122,376
Total investment income	26,629,283

Interest income on notes receivable from participants	259,959

Contributions:
Participant deferral	8,799,891
Employer match	6,231,911
Rollover	1,498,957
Total contributions	16,530,759

Deductions:
Benefits paid to participants	20,372,300
Administrative expenses	202,182
Total deductions	20,574,482

Net increase	22,845,519

Net assets available for benefits, beginning of year	164,155,623
Net assets available for benefits, end of year	$187,001,142

See Accompanying Notes to Financial Statements

First Bancorp Employees’ 401(k) Savings Plan
Notes to the Financial Statements

Note 1.    Description of the Plan
The following description of the First Bancorp Employees’ 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General:
The Plan is a defined contribution plan covering all employees of First Bancorp (the “Company”, “Plan Sponsor”, or “Employer”) or First Bank, a wholly owned subsidiary of the Company, who are age 18 or older except union and part time employees with less than 1,000 hours of service, beginning on the employment commencement date. The Plan was amended effective May 1, 2025 to adjust the age requirement from age 21 to age 18. First Bank serves as the Plan administrator. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Trustee and Recordkeeper:
The trustee and recordkeeper of the Plan is Fidelity Management Trust Company ("Fidelity").
Contributions:
Employees electing participation in the Plan may contribute up to the annual Internal Revenue Service (“IRS”) deferral limit, pursuant to a salary reduction agreement. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. If the participant does not modify their automatic enrollment, annually, the deferral rate will increase 1% per year up to 15%. Participants are able to change their initial or subsequent auto-enrollment deferral at any time.
The Plan allows for Roth elective deferrals. The Roth deferrals are included in a participant’s ordinary taxable income and are maintained in a separate account from pre-tax deferrals. Earnings on a participant’s Roth account accumulate on a tax-free basis. Plan participants may elect all pre-tax, all Roth, or a combination of elective deferrals each pay period. In addition, the Plan accepts direct rollovers from other Roth 401(k) accounts. Upon hardship withdrawals, an employee’s Roth account is distributed last.
The Company has elected a safe harbor match and contributed 100% of the first 6% of participant deferrals in 2025 and 100% of the first 4% in 2024. Employer safe harbor matching contributions totaled approximately $6.2 million in 2025. The Company may make additional discretionary contributions to the Plan to be allocated amongst participants. The Company made a discretionary contribution for the 2024 Plan year as discussed below. Employer contributions are invested according to the same investment elections each participant has established for their deferral contributions. Contributions are subject to certain IRS limitations.
As of year end, the Plan performs a true-up calculation of the employer matching contribution for all participants and makes any necessary additional matching contributions. True-up contributions received in 2025 totaled $163,642.
With the termination of the First Bancorp Employees' Pension Plan (the "Pension Plan") in 2023, the Pension Plan settled benefits, reducing the Pension Plan's obligations at December 31, 2023 to zero. After the settlement of the benefit obligations and payment of expenses, the Company had excess assets in the Pension Plan of approximately $3.0 million. The Company transferred the remaining surplus to the Plan as an employer contribution for the 2024 plan year. The allocated surplus would be reflected in an individual participant's activity for 2025.
Participant accounts:
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Company’s discretionary contributions and net Plan earnings or losses. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the amount in the participant's vested account.

Vesting:
Participants are vested immediately in their contributions, the Company's matching contribution portion, any discretionary contribution and the actual earnings on the aforementioned contributions.
Notes receivable from participants:
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Only one loan per participant may be outstanding at a time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with the prime rate plus 1.00%, as fixed at inception of the loan. Principal and interest are paid ratably through bi-weekly payroll deductions.
Payment of benefits:
On termination of service, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump sum, other installment options as provided by the Plan, or may be kept in the Plan. If a participant’s account is less than $5,000, the participant will receive a lump‑sum distribution as soon as practical following termination. Any distribution greater than $1,000 and less than $5,000 that is made to the participant without the participant’s consent before the participant’s normal retirement age will be rolled over to an individual retirement plan designated by the Plan Administrator. Hardship distributions are permitted upon demonstration of financial hardship. All balances are available for distribution after the participant reaches the age of 59 1/2. In the event of the death of a participant, the total account shall be paid to the participant’s beneficiary(ies).
Forfeited accounts:
Forfeited accounts are used to reduce future employer contributions or pay administrative expenses. At December 31, 2025 and 2024, the balance in the forfeited accounts were not material to the Plan's financial statements. During 2025, $508 of forfeited account balances were used by the Plan to offset employer contributions.
Note 2.    Summary of Significant Accounting Policies
Basis of accounting:
The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment valuation and income recognition:
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.
The Revenue Credit Program provides income in situations where recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation. Fidelity will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e. Revenue Credit Account) in the Plan. The Plan Administrator can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from the Revenue Credit Account. At December 31, 2025 and 2024, the balance in the Revenue Credit Account was $13,857 and $48,591, respectively. Credits totalling $60,145 were utilized by the Plan during 2025.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of benefits:
Benefit payments are recorded when paid.
Expenses:
All reasonable expenses of administering the Plan are either charged to participants and paid out of the Plan or paid by the Company. Expenses paid by the Company are not included in the Plan’s financial statements. Fees related to participant requested transactions are charged to the participant’s account. All other administrative fees are charged on a pro-rata basis based upon account balances of participants. Investment related expenses reduce the reported amount of net appreciation in the fair value of investments on the Statement of Changes in Net Assets Available for Benefits.
Note 3.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:     Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Money market fund: Valued at net asset value (“NAV”) of $1 per share. The money market fund is invested in the Fidelity Government Money Market Fund. The Plan invests in the money market fund to provide daily liquidity.
Common collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. This investment is a direct filing entity.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2025 and 2024.

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Money market fund	$—	$5,661,855	$—	$5,661,855
Mutual funds	158,225,516	—	—	158,225,516
Common stock	14,539,556	—	—	14,539,556
Total assets included in the fair value hierarchy	$172,765,072	$5,661,855	$—	178,426,927
Investments measured at NAV (a)				5,319,786
Total investments at fair value				$183,746,713

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Money market fund	$—	$8,662,962	$—	$8,662,962
Mutual funds	133,134,335	—	—	133,134,335
Common stock	12,934,398	—	—	12,934,398
Total assets included in the fair value hierarchy	$146,068,733	$8,662,962	$—	154,731,695
Investments measured at NAV (a)				6,227,287
Total investments at fair value				$160,958,982
(a)Investments reported at NAV as a practical expedient to estimate fair value include a common collective trust fund. The investment has not been classified in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the Statements of Net Assets Available for Benefits.
The following table for December 31, 2025 and 2024 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2025
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$5,319,786	$—	(b)	(b)

	December 31, 2024
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$6,227,287	$—	(b)	(b)
(b)The NAV of the common collective trust fund (the “Fund”) is determined each business day (valuation date) by the fund trustee. Contributions to the Fund may be made daily at the current NAV and are considered as made immediately after the daily valuation. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the fund trustee's approval. Withdrawals, other than for benefit payments and participant transfers to noncompeting options, require a ninety day advance written notice. Included in this advance written notice requirement are full or partial withdrawals of assets invested in the Fund resulting from plan sponsor directed actions.
Note 4.    Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions and any revenue credits received qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to the third party administrator totaling $202,182 in 2025 which were not covered by revenue sharing. The Company pays directly any other fees related to the Plan’s operations.
Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.
Investments in First Bancorp common stock represent investment in shares of common stock of the Company, which is the Plan Sponsor. As of December 31, 2025, the Plan held 286,217 shares of First Bancorp common stock with a cost basis of $7,888,606. As of December 31, 2024, the Plan held 294,110 shares of First Bancorp common stock with a cost basis of $7,817,752. In 2025, the net appreciation in the First Bancorp common stock was $2,144,501 and the Plan received First Bancorp stock dividends totaling $270,330. Transactions in First Bancorp common stock also qualify as party in interest transactions. For the year ended December 31, 2025, the Plan purchased, on behalf of participants, $1,174,284 and sold $1,984,174 of the Company's common stock.
Participants may borrow from their fund accounts and these loans are considered party-in-interest transactions.
Note 5.    Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 6.    Tax Status
Effective April 25, 2022, the Plan was restated under the Fidelity Pre-Approved Plan Document. Fidelity has received an advisory letter from the IRS dated June 30, 2020 which states the form of the Fidelity Pre-Approved Plan is acceptable under Section 401 of the Internal Revenue Code ("IRC"). Although the Plan has been amended since the date of the IRS advisory letters, Plan management believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the related taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has evaluated the Plan’s tax positions and determined that there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability (or asset) or related disclosure in the financial statements as of December 31, 2025.
Note 7.    Risks and Uncertainties
Concentration of market risk:
The Plan invests certain Plan assets in the Company’s common stock. These investments comprised approximately 7.8% and 7.9% of Plan net assets at December 31, 2025 and 2024, respectively. It is reasonably possible that a decline in the value of the Company’s common stock could occur and that such a change could severely impact certain participant account balances and the amounts reported on the Statements of Net Assets Available for Benefits. At December 31, 2025 and 2024, the Plan held Company stock valued at $14,539,556 and $12,934,398, respectively.
Other risks:
The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, including investments in excess of 10% of Plan net assets, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8.     Subsequent Events
The Plan has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued. Except as disclosed below, there were no events that require adjustment to or disclosure in the financial statements of the Plan.
Effective May 1, 2026, the Company amended the Plan to allow all part-time employees (excluding seasonal or interns) to participate in the Plan if they meet the age requirement.

First Bancorp Employees' 401(k) Savings Plan EIN; 56-1421916, Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025

(a)	(b)	(c)			(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest				Current
	or similar party	collateral, par or maturity value			Cost	value
	Money Market Fund
*	Fidelity	Government Money Market Fund	5,661,854.7100	units	**	$5,661,855

	Common Collective Trust Fund
	Principal Global Investors Trust Company	Morley Stable Value Fund	175,535.1550	units	**	5,319,786

	Mutual Funds
	GQG	Emerging Markets Equity Fund	98,300.8160	shares	**	1,749,756
	Dodge & Cox	Income Fund	287,640.7850	shares	**	3,696,184
*	Fidelity	500 Index Fund	67,274.0850	shares	**	15,992,395
*	Fidelity	Mid-Cap Index Fund	104,127.2740	shares	**	3,845,420
*	Fidelity	Small Cap Index Fund	115,762.7140	shares	**	3,580,541
*	Fidelity	Freedom Index Retirement Fund	16,779.4870	shares	**	207,227
*	Fidelity	Global ex U.S. Index Fund	105,766.0660	shares	**	1,973,595
*	Fidelity	U.S. Bond Index Fund	329,270.2660	shares	**	3,477,094
*	Fidelity	Freedom Index Fund 2015	99,564.0940	shares	**	1,503,418
*	Fidelity	Freedom Index Fund 2020	98,700.9200	shares	**	1,664,098
*	Fidelity	Freedom Index Fund 2025	280,267.5960	shares	**	5,697,840
*	Fidelity	Freedom Index Fund 2030	303,715.5200	shares	**	6,867,008
*	Fidelity	Freedom Index Fund 2035	360,081.9510	shares	**	9,585,382
*	Fidelity	Freedom Index Fund 2040	400,573.4420	shares	**	11,548,532
*	Fidelity	Freedom Index Fund 2045	392,302.4780	shares	**	12,098,608
*	Fidelity	Freedom Index Fund 2050	284,608.8820	shares	**	8,797,261
*	Fidelity	Freedom Index Fund 2055	87,096.8620	shares	**	2,216,615
*	Fidelity	Freedom Index Fund 2060	113,450.2000	shares	**	2,447,121
*	Fidelity	Freedom Index Fund 2065	71,839.4840	shares	**	1,254,317
*	Fidelity	Blue Chip Growth K6 Fund	616,038.4790	shares	**	27,253,542
*	Fidelity	Freedom Index Fund 2070	7,311.6220	shares	**	90,225
	MFS	Mid-Cap Value R6 Fund	109,828.8740	shares	**	3,432,152
	T. Rowe Price	Overseas Stock Fund I	300,874.9430	shares	**	4,868,157
	Carillon Family of Funds	Mid Cap Growth Fund Class I	85,761.5420	shares	**	6,087,354
	Vanguard	Equity-Income Admiral Fund	117,826.7830	shares	**	10,947,286
	Vanguard	Wellington Admiral Fund	95,146.8900	shares	**	7,344,388
						158,225,516

	Common Stock
*	First Bancorp	Common Stock	286,216.9360	shares	**	14,539,556

*	Notes receivable from participants	Interest rates currently range from 4.25% to 9.50%			N/A	3,254,429
						$187,001,142

*	Denotes a party-in-interest to the Plan
**	Cost information omitted as these are participant-directed funds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

First Bancorp Employees’ 401(k) Savings Plan

                            By:     /s/ Brent Hicks
                                Brent Hicks
                                Chief Accounting Officer
                                on Behalf of the Plan Administrator

                            Date:    June 17, 2026

EXHIBIT INDEX

Exhibit Number	Document
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm - Crowe, LLP